UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                             (Amendment No.____)*








                           Accelerated Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0429P 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ] Rule 13d-1(b)
      [   ] Rule 13d-1(c)
      [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0429P 10 7           SCHEDULE 13G                Page 2 of 6


________________________________________________________________________________
     1.  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Siemens Aktiengesellschaft
________________________________________________________________________________
     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [_]
         (b) [_]
________________________________________________________________________________
     3.  SEC USE ONLY


________________________________________________________________________________
     4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
________________________________________________________________________________
                    5.  SOLE VOTING POWER
                        9,142,648

               _________________________________________________________________
     NUMBER OF      6.  SHARED VOTING POWER
        SHARES          0
  BENEFICIALLY
      OWNED BY _________________________________________________________________
          EACH      7.  SOLE DISPOSITIVE POWER
     REPORTING          9,142,648
        PERSON
         WITH: _________________________________________________________________
                    8.  SHARED DISPOSITIVE POWER
                        0

________________________________________________________________________________
     9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,142,648
________________________________________________________________________________
    10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

________________________________________________________________________________
    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         18.2%*
________________________________________________________________________________
    12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
________________________________________________________________________________


----------
* The percentage set forth above is based upon an aggregate of 50,320,000 shares of common stock, par value $.001 per share, of Accelerated Networks, Inc. (the "Issuer") outstanding, as reported by the Issuer in its most recent Form 10-Q filed on November 14, 2000.

Item 1(a)       Name of Issuer:

                Accelerated Networks, Inc., a Delaware corporation
 ................................................................................

Item 1(b)       Address of Issuer's Principal Executive Offices:

                301 Science Drive, Moorpark, CA 93021
 ...............................................................................

Item 2(a)       Name of Person Filing:

                Filed by Siemens Aktiengesellschaft ("Siemens AG"), a public corporation organized under the laws of the Federal Republic of Germany.
 ...............................................................................

Item 2(b)       Address of Principal Business Office or if none,
                Residence:

                Wittelsbacherplatz 2, D-80333, Munich, Germany
 ...............................................................................

Item 2(c)       Citizenship:

                Not applicable. Siemens AG is a corporation organized under the laws of the Federal Republic of Germany.
 ...............................................................................

Item 2(d)       Title of Class of Securities:

                Common stock, $.001 par value (the "Common Stock")
 ...............................................................................

Item 2(e)       CUSIP Number:

                0429P 10 7
 ...............................................................................
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

                (a) [   ]  A broker or dealer registered under section 15
                           of the Act.
                (b) [   ]  A bank as defined in section 3(a)(6) of the
                           Act.
                (c) [   ]  An insurance company as defined in section
                           3(a)(19) of the Act.
                (d) [   ]  An investment company registered under section 8 of
                           the Investment Company Act of 1940.
                (e) [   ]  An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E).
                (f) [   ]  An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F).

                (g) [   ]  A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G).
                (h) [   ]  A savings association as defined in section
                           3(b) of the Federal Deposit Insurance Act (12
                           U.S.C. 1813).
                (i) [   ]  A church plan that is excluded from the definition of
                           an investment  company under section  3(c)(14) of the
                           Investment Company Act of 1940.
                (j) [   ]  A group, in accordance with Rule
                           13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box [  ].

Item 4. Ownership.

     (a)   Amount beneficially owned:......................9,142,648 shares
     (b)   Percent of class:......................................18.2%*
     (c)   Number of shares as to which has:
         (i)    Sole power to vote or to direct the vote........9,142,648
         (ii)   Shared power to vote or to direct the vote...........0
         (iii)  Sole power to dispose or to direct the disposition of..9,142,648
         (iv)  Shared power to dispose or to direct the disposition of.....0

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.


----------
* The percentage set forth above is based upon an aggregate of 50,320,000 shares of Common Stock of the Issuer, outstanding, as reported by the Issuer in its most recent Form 10-Q filed on November 14, 2000.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


                                    SIEMENS AKTIENGESELLSCHAFT

                                    By:   /s/ Anthony T. Maher
                                          ----------------------------
                                          Name: Anthony T. Maher
                                          Title: Director, Information
                                          Communications Networks Group

                                    By:   /s/ Hans-Walter Bernsau
                                          ----------------------------
                                          Name: Hans-Walter Bernsau
                                          Title: Director, Information
                                          Communications Networks Group



Dated:  February 14, 2001

















      Attention: Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).